EXHIBIT 99.2



02/CAT/21


FOR IMMEDIATE RELEASE

07.00 BST, 02.00 EST Monday 20 May 2002

For Further Information Contact:

Cambridge Antibody Technology               Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233                   Tel: +44 (0) 20  7950 2800
Peter Chambre, CEO                          Kevin Smith
John Aston, Finance Director                Graham Herring
Rowena Gardner, Head of Corporate
Communications

Human Genome Sciences:                      BMC Communications/The Trout Group
Ellen S. Baron, PhD, SVP                    (USA)
Business                                    Tel:  001 212 477 9007
Development                                 Brad Miles, ext 17 (media)
Tel: 001 301-309-8504                       Brandon Lewis, ext.15 (investors)
Jerry Parrott, VP Corporate
Communications
Tel: 001 301 315 2777
Kate de Santis, Director,
Investor Relations
Te: 001 301 251 6003


            CAMBRIDGE ANTIBODY TECHNOLOGY AND HUMAN GENOME SCIENCES COMMIT TO EXCLUSIVE DEVELOPMENT OF ANTIBODY TO TRAIL RECEPTOR-2

 TRAIL Receptor-2 human monoclonal antibody to be developed for cancer treatment

Melbourn, UK and Rockville, Maryland, USA...Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) and Human Genome Sciences Inc. (NASDAQ: HGSI) today announce that HGSI has exercised an option to enter into an exclusive development partnership on a human monoclonal antibody to TRAIL Receptor-2 (TRAIL-R2 mAb). TRAIL-R2 mAb is an agonistic antibody that specifically recognises the TRAIL Receptor-2 protein, found on the surface of a number of cancer cell types.

In pre-clinical studies, TRAIL-R2 mAb has demonstrated the ability to reduce or prevent the growth of certain tumours in animal models.

HGSI discovered TRAIL Receptor-2. TRAIL Receptor-2 is a member of the tumour necrosis factor (TNF) family of receptors, and is called a "death receptor" because of its ability to cause tumour cell death when triggered by the natural ligand TRAIL (tumour necrosis factor-related apoptosis-inducing ligand). TRAIL Receptor-2 has been shown to be expressed on a number of solid tumours, including lung, prostate and breast tumours, and tumours of hematopoietic origin. It has been demonstrated that cell lines derived from such tumours are sensitive to killing by apoptosis induced by binding to TRAIL and TRAIL-R2 mAb.

Unlike the natural TRAIL ligand, TRAIL-R2 mAb does not bind to the surface proteins DcR1 and DcR2 or the soluble receptor osteoprotegerin. TRAIL binds to these proteins, but such binding does not trigger cell death.

HGSI and CAT announced an antibody product development alliance in early 2000. The agreement provides HGSI with rights to use CAT's antibody technology to develop and sell human antibodies for therapeutic and diagnostic purposes. In return, CAT is entitled to receive licence fees, clinical development milestones and royalties on product sales from HGSI.

TRAIL-R2 mAb is the third HSGI antibody drug candidate to emerge from the collaboration between HGSI and CAT. The others are TRAIL-R1 mAb, a human monoclonal antibody to TRAIL Receptor-1 for use in treating certain cancers, and LymphoStat-B(TM), a human monoclonal antibody to BLyS(TM) (B-lymphocyte stimulator) for use in treating lupus and rheumatoid arthritis. HGSI holds the commercial rights to all three drugs. These drugs will be produced in the HGSI manufacturing facility located in Rockville, Maryland, USA.


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Peter Chambre, CAT's CEO, said, "We are delighted that our collaboration with
Human Genome Sciences continues to progress rapidly. We are proud to follow the achievements on the TRAIL-R1 human antibody with the successful isolation of the TRAIL-R2 human antibody. Significantly, TRAIL-R2 mAb, like TRAIL-R1 mAb, is directed to a cell-surface receptor protein. We look forward to further success in our collaboration with HGSI."

William A. Haseltine PhD, Chairman and Chief Executive Officer of Human Genome Sciences, said, "Our collaboration with Cambridge Antibody Technology is clearly productive. In November 2001, we announced clearance by the US Food and Drug Administration to initiate human testing of LymphoStat-B for use in treating lupus and rheumatoid arthritis. At the end of April 2002, we announced clearance to initiate human testing of TRAIL-R1 mAb for use in treating solid tumours and tumours of hematopoietic origin. TRAIL-R1 mAb is specific to TRAIL Receptor-1, while TRAIL-R2 mAb is specific to TRAIL Receptor-2. The activity of both molecules is novel. Both are designed to mimic the activity of the natural TRAIL ligand, which stimulates these receptors to cause cancer cell death through apoptosis. Both also are designed to have the advantage of a longer half-life and the potential for greater efficacy than TRAIL itself. We look forward to completing the pre-clinical development of TRAIL-R2 mAb, and to entering this promising anti-tumour drug candidate into clinical trials."

                                    -ENDS-



Notes to Editors:

Cambridge Antibody Technology (CAT)
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display systems. CAT has extensive phage antibody libraries, currently incorporating more than
o 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o Six CAT-derived human therapeutic antibodies are at various stages of clinical trials, with a seventh CAT-derived antibody, D2E7, having been submitted for regulatory review by Abbott (responsible for development and marketing) following the completion of Phase III trials.
o CAT has alliances with a large number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has also licensed its proprietary human phage antibody libraries to several companies for target validation and drug discovery. CAT's collaborators include: Abbott , Amrad, Elan, Genzyme, Human Genome Sciences, Immunex, Merck & Co, Pharmacia and Wyeth-Ayerst.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.


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Human Genome Sciences Inc. (HGSI)
o Human Genome Sciences is a company with the mission to treat and cure disease by bringing new gene-based drugs to patients.
o HGS, Human Genome Sciences, BLyS, and LymphoStat-B are trademarks of Human Genome Sciences, Inc.
o   References
1. Salcedo, Alderson, Basu, et al. TRM-1, a human TRAIL-R1 agonistic monoclonal antibody, displays in vitro and in vivo anti-tumour activity, American Association for Cancer Research 93rd
    Annual Meeting, April 2002, Abstract 4240.
2.  Ashkenazi A, Apo-2L/TRAIL in Cytokine Reference, Academic Press; 2000.
3. Salcedo, Alderson, Basu, et al. TRM-1, a human TRAIL-R1 agonistic monoclonal antibody, displays in vitro and in vivo anti-tumor activity, American Association for Cancer Research 93rd Annual Meeting. April 2002, Abstract 4240
4. Ashkanazi A, Dixit VM, 1998, Death Receptors signaling and modulation. Science 281, 1305-1308.
5. Cambridge Antibody Technology and Human Genome Sciences Inc. Create Major Alliance Dedicated to Developing Human Antibody Therapeutics Against Genomics Targets, 1 March, 2002.
6. Cambridge Antibody Technology and Human Genome Sciences Inc. Announce Second Drug Partnership, 8 January, 2002.
7. Cambridge Antibody Technology and Human Genome Sciences Inc. Commit to Exclusive Development of Anti-BLys Antibodies, 30 October 2000 (00/CAT/05).
8.  Human Genome Sciences Inc. Initiates Trial of a New Drug for Systemic
    Lupus Erythematosus and Other Autoimmune Diseases,  1 November , 2001.
9. Human Genome Sciences Inc. Initiates Clinical Development of a Novel Anticancer Drug, 30 April, 2002.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.



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